

April 30, 2015

Mr. John J. Legere
President and Chief Executive Officer
T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, WA 98006-1350

> **Re:** **T-Mobile US, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015**
> **Filed April 28, 2015**
> **Form 8-K**
> **Filed February 19, 2015**
> **File No. 001-33409**

Dear Mr. Legere:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights, page 24

1.   The presentation of Adjusted EBITDA, a non-GAAP measure, without presenting the most directly comparable GAAP measure, net income (loss), appears to attach undue prominence to the non-GAAP measure. Please revise accordingly.

Operating Expenses, pages 27 and 29

2.   Please tell us and disclose the significant components of cost of services, cost of equipment sales, and selling, general and administrative expenses. We note that selling, general and administrative expenses include retail and customer support employee-related costs.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 55

3.   We note that your service revenues are "recognized when the service is rendered or collections are reasonably assured." Please tell us why it is appropriate to recognize your service revenues at the time the collections are reasonably assured but the related services have not been rendered.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

Revenues, Branded Postpaid Revenues, page 21

4.   Please tell us and disclose your revenue recognition policy for the Data Stash™ Un-carrier initiative and how you determined the amount of the deferral revenue related to this initiative. Refer to your basis in the accounting literature.

Form 8-K filed February 19, 2015

Exhibit 99.1 Fourth Quarter and Full-Year 2014 Highlights, page 1
Operational and Financial Highlights for the Fourth Quarter and Full-year 2014, page 3

5.   The presentation of Adjusted EBITDA, a non-GAAP measure, without presenting the most directly comparable GAAP measure, net income (loss), appears to attach undue prominence to the non-GAAP measure. Please revise accordingly. In addition, expand your discussion of Adjusted EBITDA on page 3 to discuss the reasons for the period-to-period changes net income (loss). Further, present the projected net income (loss) with your projected Adjusted EBITDA for the full-year 2015 on page 4. We note your Form 8-K filed April 28, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director